MICHAEL A. LITTMAN
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567


                                December 18, 2008


VIA EDGAR AND FEDERAL EXPRESS
-----------------------------
Securities and Exchange Commission
Attn:    John Zitko
         Larry Spirgel, Assistant Director
Mail Stop 3720
Washington, D.C.  20549

Re:      China Wi-Max Communications, Inc.
         Amendment No. 3 to Registration Statement on Form 10
         Filed on November 28, 2008
         File No. 000-53268

Dear Messrs. Zitko and Spirgel,

         We have received your correspondence dated December 8, 2008, regarding Amendment No. 3 to Registration Statement on Form 10, filed on November 25, 2008 and we respond to each of your comments as follows:

FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
-----------------------------------------------------------------
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 90 REVENUE RECOGNITION, PAGE 91
         ---------------------------------------------------

         1. WE NOTE YOUR STATEMENTS THAT "REVENUE RECOGNIZED THROUGH SEPTEMBER 30, 2008 REPRESENTS BROADBAND SERVICE REVENUE WHICH HAS BEEN RECOGNIZED AS THE SERVICE WAS PURCHASED." PLEASE TELL US SPECIFICALLY HOW THIS STATEMENT RELATES TO SAB 104. TELL US WHEN THE SERVICE IS PROVIDED IN RELATION TO WHEN REVENUE IS RECOGNIZED.

Response:

         The Company's accounting policy for recognition of broadband service revenue provides that the Company is to recognize revenue when the service is provided, not purchased. The Company's revenue recognition policy presented in the summary of significant accounting policies contains a clerical error. The word "purchased" was inadvertently used instead of the word "provided". The Company will correct this clerical error in its future filings.

December 18, 2008
China Wi-Max Communications, Inc.
Amendment No. 3 to Form 10
File No. 000-53268
Page 2 of 3


7.  COMMITMENT, PAGE 96.
    -----------------------

         2. TELL US HOW YOU CONSIDERED FIN 46R WITH REGARD TO GAO DA. IT IS NOT CLEAR FROM YOUR DISCLOSURE WHETHER OR NOT YOU CONSOLIDATE GAO DA.

Response:

         As of and through September 30, 2008, the Company has not consolidated Gao Da Yang Guang Communication Technology Ltd ("Gao Da"). Gao Da is a Chinese limited liability company formed in August 2007, for the purpose of acquiring telecommunications licenses and wireless spectrum licenses in China. Gao Da was formed and is wholly-owned by a Chinese citizen.

         As of September 30, 2008, the Company does not have any debt or equity investments in Gao Da. At September 30, 2008, the Company has a $368,042 deposit with Gao Da, and in September 2008, the Company entered into a 20-year contract with Gao Da, which entitles the Company to utilize certain value added telecommunications and wireless communications licenses of Gao Da. As consideration for such use, the Company is to pay Gao Da a quarterly fee based on net revenue generated by the Company and is to reimburse Gao Da for licensing fees and license renewals, as defined.

         The Company evaluated if Gao Da was a VIE subject to consolidation at September 30, 2008, pursuant to FIN 46(R), paragraph 5 and paragraph 11, and determined that Gao Da was not a VIE subject to consolidation. The Company made a determination that Gao Da was a Development Stage Enterprise pursuant to FASB No. 7, ACCOUNTING AND REPORTING BY DEVELOPMENT STAGE ENTERPRISES, in that from inception, Gao Da has been devoting substantially all of its efforts to establishing a new business, and in which planned principal operations had not yet commenced. Therefore, the Company considered the provisions of FIN 46(R), paragraph 11. FIN 46(R), paragraph 11 states that a development stage entity is a variable interest entity if it meets one of the conditions in paragraph 5. FIN 46(R), paragraph 11 also states that a development stage entity does not meet the condition in paragraph 5(a) if it can be demonstrated that the equity invested in the entity is sufficient to permit it to finance the activities it is currently engaged in and provisions in the entity's governing documents and contractual arrangements allow additional equity investments.

December 18, 2008
China Wi-Max Communications, Inc.
Amendment No. 3 to Form 10
File No. 000-53268
Page 3 of 3

         The Company has been advised by Gao Da that the sole owner of Gao Da invested approximately US$140,000 in Gao Da, which represented the initial equity investment at risk. This initial equity investment at risk was determined to be sufficient to permit Gao Da to finance the activities it was currently engaged in, which has been acquiring initial provincial telecommunications licenses and wireless licenses in China in order to begin marketing its value added telecommunications services. In addition, the Company has been advised by Gao Da that Gao Da's governing documents and contractual agreements allow for additional equity investments.

         The Company also considered the provisions of FIN 46(R), paragraph 5(b) and paragraph 5(c), and determined that as a group, the holders of the equity investment at risk did not lack any one of the characteristics outlined in FIN 46(R), paragraph 5(b) and paragraph 5(c). Therefore, Gao Da was not considered to be a VIE subject to consolidation at September 30, 2008.

         We understand that it is not clear from our disclosure that Gao Da is not consolidated; therefore, we propose to make this clear in our future filings.

         If you can review our responses above, and let us know if they are satisfactory and in compliance with your comments, we would appreciate it. If you have any questions, please let me know.

         Thank you for your attention to this matter.

                                   Sincerely,

                                   /s/Michael A. Littman

                                   Michael A. Littman

MAL:kjk